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                                  Exhibit 12-1

                           Foster Wheeler Corporation
 Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and
        Combined Fixed Charges and Preferred Share Dividend Requirements
                                    ($000's)
                                    Unaudited

                                                                                  Fiscal Year
                                     3 months          ------------------------------------------------------------------
                                            1998          1997          1996          1995          1994          1993
                                         ---------     ---------     ---------     ---------     ---------     ---------
Earnings:
Net Earnings/(Loss)                      $  17,386     $ (10,463)    $  82,240     $  28,534     $  65,410     $  57,704
Taxes on Income                             10,147         5,229        44,626        41,129        41,457        39,114
Total Fixed Charges                         21,666        84,541        74,002        60,920        45,412        43,371
Capitalized Interest                        (2,864)      (10,379)       (6,362)       (1,634)         (467)         (213)
Capitalized Interest Amortized                 546         2,184         2,528         2,273         2,189         2,180
Equity Earnings of non-consolidated
   associated companies accounted for
   by the equity method, net of
   Dividends                                (1,172)       (9,796)       (1,474)       (1,578)         (623)         (883)
                                         ---------     ---------     ---------     ---------     ---------     ---------

                                         $  45,709     $  61,316     $ 195,560     $ 129,644     $ 153,378     $ 141,273

Fixed Charges:

Interest Expense                         $  14,005     $  54,675     $  54,940     $  49,011     $  34,978     $  33,558
Capitalized Interest                         2,864        10,379         6,362         1,634           467           213
Imputed Interest on non-capitalized
   lease payments                            4,797        19,487        12,700        10,275         9,967         9,600
                                         ---------     ---------     ---------     ---------     ---------     ---------

                                         $  21,666     $  84,541     $  74,002     $  60,920     $  45,412     $  43,371

Ratio of Earnings to Fixed Charges            2.11          0.73          2.64          2.13          3.38          3.26


*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

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